               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]





(202) 274-2007                                               nquint@luselaw.com

December 1, 2006

VIA EDGAR

Mr. Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
100 F Street NW
Washington, D.C.  20549

            RE:      FIRST FEDERAL BANC OF THE SOUTHWEST, INC.
                     PRELIMINARY PROXY STATEMENT
                     FILE NO. 0-51243
                     FILED NOVEMBER 17, 2006
                     -----------------------------------------
Dear Mr. Windsor:

     This is in response to the staff's comment letter dated November 22, 2006 concerning the above-referenced preliminary proxy statement (the "Proxy Statement") filed on behalf of First Federal Banc of the Southwest, Inc. (the "Company"). We are hereby filing an amended preliminary Proxy Statement (the "Amended Proxy Statement"). The Amended Proxy Statement has been blacklined to reflect changes from the initial filing.

     Set forth below are the Company's responses to the comments from the Securities and Exchange Commission (the "SEC") (comment in bold):

COVER PAGE
----------

1. REVISE THE COVER PAGE TO PUT THE PURCHASE PRICE IN CONTEXT BY INDICATING THE CLOSING PRICE OF A DATE PRIOR TO THE ANNOUNCEMENT OF THE OFFER.

     The cover page has been revised, as requested.

Christian Windsor, Esq.
December 1, 2006
Page 2


PRELIMINARY PROXY
-----------------
SUMMARY TERM SHEET
------------------


2. REVISE THE FIRST SENTENCE OF THE FIRST PARAGRAPH TO INDICATE THAT THIS IS A SUMMARY OF "MATERIAL TERMS."

     The first sentence of the first paragraph of page 2 has been revised as requested.

QUESTIONS AND ANSWERS, PAGE 1
-----------------------------

3. REVISE TO ADD A Q&A TO ADDRESS WHEN TRADING WILL OR IS EXPECTED TO STOP IN FFSW FOR THOSE WHO MAY WANT TO SELL THEIR SHARES.

     A Q&A has been added as page 1, as requested.

BACKGROUND OF THE AGREEMENT, PAGE 11
------------------------------------

4. REVISE THE SECOND PARAGRAPH NEAR THE BOTTOM OF PAGE 11 TO DISCLOSE THE RANGE OF VALUES PRESENTED TO THE BOARD FOR BOTH THE SHARE VALUE AND THE WHOLE-BANK BASIS VALUE.

     The second paragraph near the bottom of page 11 as been revised to disclose the range of values presented to the Board for both the share value and the whole-bank basis value.

5. REVISE THE FOURTH FULL PARAGRAPH ON PAGE 12 TO DISCLOSE ALL THREE OFFERS OR THE RANGE OF VALUES OFFERED. IN ADDITION, DISCLOSE WHY THE OTHER 2 INSTITUTIONS WERE NOT GIVEN AN OPPORTUNITY TO INCREASE THEIR OFFERS.

     Page 12 has been revised, as requested.

6. REVISE THE DISCLOSURES IN THE CARRYOVER PARAGRAPH FROM PAGE 11 TO DISCLOSE "CERTAIN ADJUSTMENTS TO THE PURCHASE PRICE."

     Page 12 has been revised, as requested.

7. REVISE THE LAST PARAGRAPH ON PAGE 12 TO DISCLOSE WHETHER THE REVISED PROPOSAL ON SEPTEMBER 8 RAISED OR LOWERED ITS OFFER. IN ADDITION, BRIEFLY DESCRIBE THE ASSETS TO BE DISPOSED OF AND THE LIMITATION ON EXPENSES.

     The last paragraph on page 12 has been adjusted to disclose that the revised proposal increased. The description of the assets to be disposed of on page 12 has been revised to provide greater detail.

Christian Windsor, Esq.
December 1, 2006
Page 3


8. REVISE THE FIRST FULL PARAGRAPH ON PAGE 13 TO DISCLOSE WHETHER ALL DIRECTORS AND EXECUTIVE OFFICERS SIGNED THE NON-SOLICITATION AGREEMENT.

     Page 13 has been revised as requested.

9. PROVIDE THE STAFF WITH A COPY OF THE BOARDBOOKS (MATERIALS USED BY BAXTER FENTRISS TO ANALYZE THE FAIRNESS TO STOCKHOLDERS) PROVIDED TO THE BOARD. IN THIS REGARD, SEE THOSE ITEMS STARTING WITH THE PENULTIMATE PARAGRAPH ON PAGE 16.

     The information requested has been previously provided to the staff under a confidential treatment request.

10. WITH REGARD TO THE LAST PARAGRAPH ON PAGE 13, AND THE DISCLOSURE THAT THE BOARD REVIEWED THE SEVERANCE AND RETENTION PLANS, REVISE TO DISCLOSE IF ANY CHANGES WERE MADE TO THE EXISTING PLANS DURING THE LAST 12 MONTHS, AND IF SO, DESCRIBE THE CHANGES. IF NOT, INDICATE THAT NO CHANGES WERE MADE.

     Page 13 has been revised as requested.

FFSW'S REASONS FOR THE ACQUISITION ..., PAGE 14
-----------------------------------------------

11. REVISE THE FOURTH BULLET TO ADD THE WORDS, "WAS FAIR" AFTER THE WORD, "STOCKHOLDERS."

     Page 14 has been revised as requested.

12. REVISE NUMBER 4. ON PAGE 24 TO DISCLOSE THE NAME AND ADDRESS WHERE THE WRITTEN DEMAND LETTER SHOULD BE SENT AND WHAT LANGUAGE IS NECESSARY. LIKEWISE, REVISE NUMBER 1. TO INDICATE SIMILAR DISCLOSURES, POSSIBLY MOVING THE DISCLOSURES IN THE LAST PARAGRAPH THEREIN.

     Page 24 has been revised as requested.

FINANCIAL INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS..., PAGE 26
-------------------------------------------------------------------

13. REVISE THE DISCLOSURES FOR THE EMPLOYMENT AND NON-COMPETE AGREEMENTS TO QUANTIFY THE DOLLAR AMOUNT INCREASES FROM PRE-EXISTING AGREEMENTS.

     Page 26 has been revised as requested.

14. REVISE THE DISCLOSURES UNDER "CONVERSION OF STOCK OPTIONS" TO DISCLOSE WHETHER THE CONVERSION RELATES TO VESTED AND/OR UNVESTED OPTIONS.

     Page 26 has been revised as requested.

AGREEMENT NOT TO SOLICIT OTHER OFFICERS, PAGE 33
------------------------------------------------

15. NOTING THE REFERENCE TO SECTION 6.07 OF THE AGREEMENT, REVISE TO ADD A PREAMBLE STATING THAT THE DISCLOSURES HEREIN CONTAINS ALL THE MATERIAL TERMS OF THE AGREEMENT.

     Page 34 has been revised as requested.

Christian Windsor, Esq.
December 1, 2006
Page 4

                                    * * * * *

         We trust the foregoing is responsive to the staff's comments. We request that the staff advise the undersigned at (202) 274-2007 as soon as possible if it has any further comments.

                                                    Sincerely,

                                                    /s/ Ned Quint

                                                    Ned Quint

Enclosure
cc: Aubrey L. Dunn, Jr., President and Chief Executive Officer Michael Clampitt, Esq.
         Alan Schick, Esq.
         Eric Envall, Esq.